Dennis J. Scott	(301) 564-3352 phone

Senior Vice President, General Counsel,

Chief Compliance Officer & Corporate Secretary

April 24, 2020

VIA EDGAR

Ms. Irene Barberena-Meissner, Staff Attorney

Ms. Lauren Nguyen, Legal Branch Chief

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Centrus Energy Corp. Preliminary Proxy Statement on Schedule 14A Filed April 15, 2020 File No. 001-14287

Dear Ms. Barberena-Meissner and Ms. Nguyen:

This letter sets forth the supplemental response of Centrus Energy Corp. (the “Company,” “we” or “our”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 22, 2020 (the “Comment Letter”), regarding the above-referenced filings with the Commission. In order to provide further clarity, the Company will revise the last paragraph that appears on Page 33 of the Preliminary Proxy Statement immediately prior to the section entitled “Reasons for the Rights Agreement” to read as follows in the Definitive Proxy Statement:

At the time the Board adopted the second amendment to the Initial Rights Agreement extending the expiration date, the Board announced its intention to seek shareholder approval of the extension at the 2020 Annual Meeting. We, therefore, are seeking stockholder approval of the Rights Agreement as further amended to extend its expiration date until June 30, 2021. If the Rights Agreement as amended to extend the expiration date until June 30, 2021 is not approved by a majority of the shares present at the Annual Meeting in person or by proxy and entitled to vote at the Annual Meeting then, in consideration of the best interests of the Company’s stockholders, the Board expects to shorten the term of the Rights Agreement by further amending the Rights Agreement to provide that the Final Expiration Date will be August 31, 2020, such that the rights issued under the Rights Agreement will expire on August 31, 2020 (instead of ten months later on June 30, 2021). In such event, after August 31, 2020 and the termination of the Rights Agreement we would continue to possess NOLs and other tax benefits that have shareholder value but would no longer protected by the Rights Agreement.  Accordingly, providing a Final Expiration Date of August 31, 2020 in the event that the Rights Agreement is not approved by a majority of the shares present at the Annual Meeting in person or by proxy and entitled to vote at the Annual Meeting affords the Board an opportunity after the Annual Meeting, but prior to the termination of the Rights Agreement, to potentially develop a plan to protect our NOLs and other tax benefits after the expiration of the Rights Agreement and thus protect shareholder value. See “Proposal 2. Approval of the Section 382 Rights Agreement, as amended -- Reasons for the Rights Agreement”.   The rights may also expire on an earlier date if certain events occur, as described more fully set forth in the Rights Agreement.

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We appreciate the Staff’s comment and request that the Staff contact the undersigned at (301) 564-3352 or by email at scottd@centrusenergy.com with any questions or comments regarding this letter.

Very truly yours,

Dennis J. Scott

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